SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 12b-25

                                                Commission File Number _________

                           NOTIFICATION OF LATE FILING

(Check One):
    |_| Form 10-K |_| Form 20-F |X| Form 11-K |_| Form 10-QSB |_| Form N-SAR

                   For Period Ended: December 31, 1997
               [  ]  Transition Report on Form 10-K
               [  ]  Transition Report on Form 20-F
               [  ]  Transition Report on Form 11-K
               [  ]  Transition Report on Form 10-Q
               [  ]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

3Com Corporation
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Full name of registrant

U.S. Robotics Corporation
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Former name if applicable

5400 Bayfront Plaza
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Address of principal executive office (Street and number)

Santa Clara, CA  95052-8145
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City, state and zip code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof will be filed or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report or Form 10-Q, or thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

3Com Corporation acquired all of the outstanding shares of U.S. Robotics Corporation on August 5, 1997. U.S. Robotics Corporation maintained the U.S. Robotics Corporation 401(k) Retirement Savings Plan for which Form 11-K is required. 3Com Corporation intends to file Form 11-K for the U.S. Robotics Corporation 401(k) Retirement Savings Plan and is diligently working with the plan auditors to obtain completed financial statements for purposes of preparing Form 11-K. 3Com Corporation respectfully requests an additional fifteen days to ensure that Form 11- K is accurate and properly reflects the plan activity for the full 1997 plan year.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Christine L. Richardson, Esq.    (650)         493-9300
            (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                      |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                3Com Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     June 29, 1998         By: /S/  RANETTE C. FLETCHER
      ----------------------        ----------------------------------------
                                    ASSISTANT SECRETARY
                                    3COM (DELAWARE) CORPORATION
                                    AND ON BEHALF OF THE PLAN ADMINISTRATOR
                                    OF THE U.S. ROBOTICS CORPORATION 401(K)
                                    RETIREMENT SAVINGS PLAN

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.